UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 4

TO

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

CONTROL CHIEF HOLDINGS, INC.

(Name of Issuer)

CONTROL CHIEF HOLDINGS, INC.

(Name of Person Filing Statement)

Common Stock, $0.50 par value

(Title of Class of Securities)

212343107

(CUSIP Number of Class of Securities)

Douglas S. Bell

Control Chief Holdings, Inc.

P.O. Box 141

200 Williams Street

Bradford, Pennsylvania, 16701

(814) 368-4132

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of

person filing statement)

This statement is filed in connection with (check the appropriate box):
(a)	[X]	The filing of solicitation materials or an information statement subject to
Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b)	[ ]	The filing of a registration statement under the Securities Act of 1933.
(c)	[ ]	A tender offer.
(d)	[ ]	None of the above.

Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies: [X]

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
$149,020.00	$29.84*

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.**

Notes:

* The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50 of 1% of the transaction valuation.

** Fee paid upon filing of Rule 13E-3 Transaction Statement on June 4, 2002 (File No. 5-41044).

INTRODUCTION

This Amendment No. 4 to Rule 13E-3 Transaction Statement (this "Amendment No. 4") amends the Rule 13E-3 Transaction Statement (as previously amended and as further amended by this Amendment No. 4, the "Schedule 13E-3") filed by Control Chief Holdings, Inc. (the "Company") on June 4, 2002, as previously amended by Amendment No. 1 filed on July 24, 2002, Amendment No. 2 filed on August 23, 2002 and Amendment No. 3 filed on September 12, 2002 ("Amendment No. 3"), with respect to the class of its equity securities of the Company that is the subject of a Rule 13e-3 transaction. The Company submitted to its shareholders a proposal to approve and adopt a Certificate of Amendment to the Company's Certificate of Incorporation providing for (a) a one-for-100 reverse stock split of the Company's common stock, par value $0.50 per share (the "Common Stock"), and (b) a cash payment of $373 for each share of Common Stock on a post-split basis (or $3.73 per share on a pre-split basis) (the "Cash Consideration") in lieu of the issuance of any resulting fractional shares of Common Stock to each shareholder whose ownership would include or consist of less than one share of the Company's Common Stock following such reverse stock split (the "Fractional Shareholders") (items (a) and (b) are considered one transaction and is referred to herein as the "Reverse Stock Split"). The Reverse Stock Split is upon the terms and subject to the conditions set forth in the Company's definitive Proxy Statement (the "Proxy Statement") for the Company's Annual Meeting held on October 29, 2002 (the "Annual Meeting"). A copy of the definitive Proxy Statement was filed as an exhibit to Amendment No. 3 to the Schedule 13E-3 and is incorporated herein by reference in its entirety.

This Amendment No. 4 is being filed for the purpose of disclosing that at the Annual Meeting, the Reverse Stock Split was approved by vote of a majority of the holders of Common Stock present and entitled to vote. The Reverse Stock Split became effective on October 31, 2002 upon the filing of the Certificate of Amendment to the Company's Certificate of Incorporation with the Secretary of State of New York. This Amendment No. 4 is also being filed for the purpose of updating certain information set forth in the Schedule 13E-3 as required by Schedule 13E-3.

The information contained in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference. Amendment No. 3 is being filed to reflect the filing of the definitive Proxy Statement. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

Item 1. Summary Term Sheet

See response to Item 1 of Amendment No. 3, which is incorporated by reference herein.

Item 2. Subject Company Information

(a) Name and Address: See response to Item 2(a) of Amendment No. 3, which is incorporated by reference herein.

(b) Securities: The number of shares of Common Stock outstanding on October 30, 2002 and immediately prior to the effectiveness of the Reverse Stock Split was 986,837 shares. Following the effectiveness of the Reverse Stock Split (including the repurchase of fractional shares), approximately 9,483 shares of Common Stock will be outstanding.

(c) Trading Market and Price: See response to Item 2(c) of Amendment No. 3, which is incorporated by reference herein.

(d) Dividends: See response to Item 2(d) of Amendment No. 3, which is incorporated by reference herein.

(e) Prior Public Offering: See response to Item 2(e) of Amendment No. 3, which is incorporated by reference herein.

(f) Prior Stock Purchases: Since January 1, 2000, the Company has repurchased a total of 8,045 shares of Common Stock from individual shareholders in private transactions. The following chart shows, for each quarter during such period, the aggregate number of shares purchased, the range of prices paid and the average purchase price:

Quarter Ended	Number of Shares	High	Low	Average Price
March 31, 2000	31	$4.00	$4.00	$4.00
June 30, 2000	1,516	$4.63	$4.03	$4.61
September 30, 2000	1,249	$4.44	$4.25	$4.29
December 31, 2000	5,156	$4.00	$4.00	$4.00
March 31, 2001	---	---	---
June 30, 2001	---	---	---
September 30, 2001	93	$2.80	$2.80	$2.80
December 31, 2001	---	---	---
March 31, 2002	---	---	---
June 30, 2002	---	---	---
September 30, 2002	---	---	---

Item 3. Identity and Background of Filing Person

See response to Item 3 of Amendment No. 3, which is incorporated by reference herein.

Item 4. Terms of the Transaction

See response to Item 4 of Amendment No. 3, which is incorporated by reference herein.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

See response to Item 5 of Amendment No. 3, which is incorporated by reference herein.

Item 6. Purposes of the Transaction and Plans or Proposals

(a) Purposes: See response to Item 6(a) of Amendment No. 3, which is incorporated by reference herein.

(b) Use of Securities Acquired: See response to Item 6(b) of Amendment No. 3, which is incorporated by reference herein.

(c) Plans:

(1) There are no plans, proposals or negotiations involving the Company or any of its directors or executive officers that relate to or would result in a merger, reorganization, liquidation or other extraordinary transaction involving the Company or any subsidiary.

(2) There are no plans, proposals or negotiations involving the Company or any of its directors or executive officers that relate to or would result in a purchase, sale or transfer of a material amount of assets of the Company.

(3) There are no plans, proposals or negotiations involving the Company or any of its directors or executive officers that relate to or would result in a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(4) The Board of Directors of the Company has proposed to amend, and the shareholders of the Company approved at the Annual Meeting an amendment to, the Company's bylaws to create a classified board of directors consisting of three classes as set forth in the section of the Proxy Statement captioned "Proposal 1-Amendment to Bylaws Creating Classified Board," which section is incorporated by reference herein.

(5) There are no plans, proposals or negotiations involving the Company or any of its directors or executive officers that relate to or would result in any other material change in the Company's corporate structure or business.

(6) Upon effectiveness of the Reverse Stock Split, the Company intends to terminate the listing of the Common Stock on the Nasdaq Small-Cap Market as promptly as practicable after the date hereof as set forth in the section of the Proxy Statement captioned "Plans for the Company After the Reverse Stock Split," which section is incorporated by reference herein.

(7) Upon effectiveness of the Reverse Stock Split, the registration of the Common Stock under the Exchange Act will be eligible for termination pursuant to Section 12(g)(4) of the Exchange Act, and the Company intends to terminate such registration as promptly as practicable after the date hereof as set forth in the section of the Proxy Statement captioned "Plans for the Company After the Reverse Stock Split," which section is incorporated by reference herein.

(8) Not applicable as the Company is not subject to Exchange Act reporting obligations pursuant to Section 15(d) of the Exchange Act.

Item 7. Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction

See response to Item 7 of Amendment No. 3, which is incorporated by reference herein.

Item 8. Fairness of the Transaction

See response to Item 8 of Amendment No. 3, which is incorporated by reference herein.

Item 9. Reports, Opinions, Appraisals and Negotiations

See response to Item 9 of Amendment No. 3, which is incorporated by reference herein.

Item 10. Source and Amounts of Funds or other Consideration

See response to Item 10 of Amendment No. 3, which is incorporated by reference herein.

Item 11. Interest in Securities of the Subject Company

(a) Security Ownership: The information required by this Item 11 as to beneficial ownership of the Common Stock by associates of the Company (including each director and executive officer of the Company) is incorporated by reference to the sections of the Proxy Statement captioned "Securities Owned by Management" and "Stock Options". Such information remains accurate as of October 31, 2002.

(b) Security Transactions: There have been no transactions by the Company or any executive officer, director or other affiliate with respect to the Common Stock during the last 60 days.

Item 12. The Solicitation or Recommendation

See response to Item 12 of Amendment No. 3, which is incorporated by reference herein.

Item 13. Financial Statements

See response to Item 13 of Amendment No. 3, which is incorporated by reference herein.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

See response to Item 14 of Amendment No. 3, which is incorporated by reference herein.

Item 15. Additional Information

See response to Item 15 of Amendment No. 3, which is incorporated by reference herein.

Item 16. Exhibits

The following documents are being filed as exhibits to this Schedule 13E-3:
No.	Description
1.	Schedule 14A and Form of Proxy Statement (incorporated by reference to Exhibit 1 to Amendment No. 3 to Rule 13E-3 Transaction Statement filed September 12, 2002)
2.

Form 10-KSB for the fiscal year ended December 31, 2001, as amended by Form 10-KSB/A filed April 30, 2002 (incorporated by reference to Exhibit 2 to Rule 13E-3 Transaction Statement filed June 4, 2002)

3.	Valuation Report of Hill, Barth & King, LLC dated April 29, 2002 (incorporated by reference to Exhibit 3 to Rule 13E-3 Transaction Statement filed June 4, 2002)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

CONTROL CHIEF HOLDINGS, INC.

By: /s/Douglas S. Bell
Name: Douglas S. Bell
Title: President and Chief Executive Officer

Dated: October 31, 2002

EXHIBIT INDEX

EXHIBIT	ITEM REFERENCE
1. Proxy Statement	1,2,4,6,7,8,9,10,11,12,15
2. Form 10-KSB for the fiscal year
ending December 31, 2001, as	13(a) and 15
amended by Form 10-KSB/A
filed April 30, 2002
3. Valuation Report of Hill,	9
Barth & King, LLC
dated April 29, 2002